Exhibit (a)(12)

[FORM OF RIGHTS LETTER]

To:	Name of Altera Corporation Employee
Re:	Rights Letter
Date:	July , 2003

     Thank you for your submission of the Election Form for the Option Exchange Program. We confirm with this letter that we have accepted your election form and have cancelled your options elected for exchange. Subject to your continued employment and other terms of the Offer to Exchange dated June 5, 2003, as amended June 24, 2003, you now have the right to receive new options entitling you to purchase the number of shares of common stock indicated in the following table:

Shares of Common
		# of Options			Stock Subject to
Grant #	Grant Date	Tendered	Exercise Price	Exchange Ratio	Replacement Option

The new option will allow you to purchase the shares indicated in the chart above at an exercise price equal to the last reported sale price of our common stock on the Nasdaq Stock Market’s National Market on the replacement grant date. We currently intend to grant the new replacement options on or after January 5, 2004.

     If you have any questions, please direct them to our Legal Department at alteralegal@altera.com or by calling Jeannie Futrell in the Legal Department at (408) 544-8078. Please note, however, that no one at Altera, including the Legal Department, can provide you with any advice regarding whether you should participate in the Option Exchange Program.